FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Antonio de Aguiar Patriota

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

FEDERATIVE REPUBLIC OF BRAZIL (“BRAZIL” OR THE “REPUBLIC”)

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The internal funded debt of the Republic as of December 31, 2008 was R$1,376.9 billion.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008
Repayable in U.S. Dollars	$41,513	$35,306	$33,003
Repayable in Deutsche Marks	DM 1,589	DM 0,657	DM 0,009
Repayable in Japanese Yen	¥134,315	¥62,050	¥53,004
Repayable in Pounds Sterling	GBP 144	GBP 0,002	GBP 0,001
Repayable in Euro	EUR 4,549	EUR 3,927	EUR 3,917
Repayable in Brazilian Real	BRL 6,400	BRL 10,187	BRL 10,187
Repayable in Swedish Krone	SEK 8	SEK 3	—
IMF Special Drawing Rights	—	—	—
II) External Funded Debt by Type of Interest Rate (In $ Equivalent)
Floating Rate	11,908	11,213	11,151
Fixed Rate	52,033	47,778	43,222
Total	63,942	58,991	54,373

*	All amounts in millions. Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil, or “Central Bank”). In addition, such entities have additional funded debt payable to the World Bank, IDB and others, denominated primarily in U.S. dollars, Japanese Yen, Swiss Francs and Deutsche Marks which totaled US$10,991 million in 2008.
**	All outstanding debt denominated in Deutsche Marks is repayable in euros.

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to tables 37, 38 and 39 on pages D-103 to D-105 of Exhibit D.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable. **

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable. **

(3) Total amount otherwise outstanding.

Not applicable.**

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.**

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

R$104.0 billion as of December 31, 2008.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to the response to item 2(b) and table 37 on p. D-103 of Exhibit D.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to table 29 on page D-85 of Exhibit D.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Reference is made to pages D-64 to D-68 of Exhibit D.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

**	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to table 22 on page D-64 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized.

Reference is made to pages D-51 to D-63 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to table 14 on page D-52 of Exhibit D.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:	Exhibit A:	None
		Exhibit B:	None
		Exhibit C:	Copy of the 2009 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE
		Exhibit D:	Current Description of the Republic

(c)	Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 30th day of September, 2009.

FEDERATIVE REPUBLIC OF BRAZIL

By	/s/ SUELY DIB DE SOUSA E SILVA
Suely Dib de Sousa e Silva
Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.	Page No.
A: None

B: None

C: Copy of the 2009 Annual Budget of the Republic *

D: Current Description of the Republic

*	Filed by paper filing under cover of Form SE